UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

Caribou Coffee Company, Inc.

(Name of Subject Company)

Caribou Coffee Company, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

142042209

(CUSIP Number of Class of Securities)

Dan E. Lee

Senior Vice President, General Counsel and Secretary

Caribou Coffee Company, Inc.

3900 Lakebreeze Avenue North

Brooklyn Center, Minnesota 55429

(763) 592-2200

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

Copies To:

Brian D. Wenger

Brett D. Anderson

Briggs and Morgan, P.A.

2200 IDS Center

80 South Eighth Street

Minneapolis, Minnesota 55402

(612) 977-8400

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 consists of the following documents relating to the proposed acquisition of Caribou Coffee Company, Inc. (“Caribou”) by Pine Merger Sub, Inc., a wholly owned subsidiary (“Pine Merger Sub”) of JAB Beech Inc. (“JAB”) pursuant to the terms of an Agreement and Plan of Merger, dated December 16, 2012, by and among Caribou, JAB and Pine Merger Sub: (i) a Joint Press Release of Caribou and JAB, dated December 17, 2012; (ii) an email from Michael Tattersfield, President and Chief Executive Officer of Caribou, to Caribou’s employees; (iii) a letter from Michael Tattersfield to Caribou’s business partners; and (iv) a document containing frequently asked questions relating to the proposed transaction.

Additional Information

The tender offer described in this document has not yet commenced. This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Caribou. At the time the offer is commenced, an affiliate of JAB will file a Tender Offer Statement on Schedule TO with the U.S. Securities and Exchange Commission, and Caribou will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the offer. Caribou stockholders and other investors are urged to read the tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other offer documents) and the Solicitation/Recommendation Statement because they will contain important information which should be read carefully before any decision is made with respect to the tender offer. The Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all stockholders of Caribou at no expense to them. The Tender Offer Statement and the Solicitation/Recommendation Statement will be made available for free at the Commission’s web site at www.sec.gov. Free copies of these materials and certain other offering documents will be made available by the information agent for the offer.

Forward-Looking Statements

This communication contains forward-looking statements that are not historical facts and are subject to risks and uncertainties that could cause actual results to differ materially from those described. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Forward-looking statements in this communication include statements regarding the anticipated benefits of the transaction; statements regarding the anticipated timing of filings and approvals relating to the transaction; statements regarding the expected timing of the completion of the transaction; and any statements of assumptions underlying any of the foregoing. All forward-looking statements are based largely on current expectations and beliefs concerning future events, approvals and transactions that are subject to substantial risks and uncertainties. Factors that may cause or contribute to the actual results or outcomes being different from those contemplated by forward-looking statements include: risks and uncertainties associated with the tender offer, including uncertainties as to the timing of the tender offer and merger, uncertainties as to how many of Caribou Coffee’s shareholders will tender their shares in the offer, the risk that competing offers will be made, and the possibility that various closing conditions for the transaction may not be satisfied or waived. Other factors that may cause Caribou Coffee’s actual results to differ materially from those expressed or implied in the forward-looking statements are discussed in Caribou Coffee’s filings with the SEC, including in its periodic reports filed on Form 10-K and Form 10-Q with the SEC. Copies of Caribou Coffee’s filings with the SEC may be obtained at the “Investors” section of Caribou Coffee’s website at www.cariboucoffee.com. The forward-looking statements made in this communication are made only as of the date of this communication, and Caribou Coffee undertakes no obligation to update them to reflect subsequent events or circumstances.

Joint News Release

Caribou Enters into Merger Agreement to be Acquired by Joh. A. Benckiser for $16.00 Per Share in Cash

Transaction Valued at Approximately $340 Million

MINNEAPOLIS, MN – December 17, 2012 – Caribou Coffee Company, Inc. (NASDAQ: CBOU), the second-largest company-owned premium coffeehouse operator in the United States based on the number of coffeehouses, and the Joh. A. Benckiser Group (JAB) announced a definitive merger agreement under which an affiliate of JAB will acquire Caribou for $16.00 per share in cash, or a total of approximately $340 million. The agreement, which has been unanimously approved by Caribou’s independent directors, represents a premium of approximately 30 percent over Caribou’s closing stock price on December 14, 2012, the last trading day prior to the announcement of the transaction.

At the close of the transaction, Caribou will continue to be operated as an independent company with its own brand, management team and growth strategy. Caribou will remain based in Minneapolis, Minnesota.

“Caribou Coffee is a great company, with dedicated people, world-class customer service, exceptionally high quality coffeehouse beverages and food and a state-of-the-art roasting facility. The employees of Caribou should feel very proud of all they’ve been able to accomplish over the years, and I look forward to continued success in Caribou’s future,” said Gary Graves, Non-Executive Chairman of Caribou.

“We anticipate the next chapter in Caribou’s journey will be filled with tremendous opportunities to grow this great brand, with new ownership,” said Michael Tattersfield, President and Chief Executive Officer of Caribou.

“Caribou has a fantastic brand and unique culture, and fits perfectly with JAB’s investment philosophy of investing in premium and unique brands in attractive growth categories like coffee,” said Bart Becht, Chairman of Joh. A. Benckiser Group. “JAB is committed to investing in Caribou as a standalone business out of Minneapolis to ensure Caribou continues its current highly successful track record.”

Under the terms of the merger agreement, an affiliate of JAB will promptly commence a tender offer to acquire all of the outstanding shares of Caribou’s common stock at a price of $16.00 per share in cash. Following successful completion of the tender offer, JAB will acquire all remaining shares not tendered in the offer through a second-step merger at the same price as in the tender offer.

The consummation of the tender offer is subject to various conditions, including a minimum tender of at least a majority of outstanding Caribou shares on a fully diluted basis, the expiration or termination of the waiting periods under applicable competition laws, and other customary conditions. The tender offer is not subject to a financing condition.

BDT Capital Partners, a Chicago-based merchant bank that provides long-term private capital solutions to closely held companies, is a minority investor in this transaction alongside JAB. In addition to BDTCP’s capital investment, BDT & Company served as a financial co-advisor to JAB with Morgan Stanley & Co. LLC. Skadden, Arps, Slate, Meagher & Flom LLP is acting as legal advisor to JAB in this transaction. Moelis & Co LLC is serving as exclusive financial advisor to Caribou in connection with this transaction and Briggs and Morgan P.A. is acting as Caribou’s legal advisor.

About Caribou

Founded in 1992, Caribou is one of the leading branded coffee companies in the United States, with a compelling multi-channel approach to their customers. Based on the number of coffeehouses, Caribou is the second largest company-operated premium coffeehouse operator in the United States. As of September 30, 2012, the Company had 610 coffeehouses, including 202 franchised locations, in 22 states, the District of Columbia and ten international markets. The Company’s coffeehouses aspire to be the community place loved by guests who are provided an extraordinary experience that makes their day better. Caribou provides the highest quality handcrafted beverages, foods and coffee lifestyle items with a unique blend of expertise, fun and authentic human connection in a comfortable and welcoming coffeehouse environment. In addition, Caribou’s unique coffees are available within grocery stores, mass merchandisers, club stores, office coffee and foodservice providers, hotels, entertainment venues and e-commerce channels. Caribou is a proud recipient of the Rainforest Alliance Corporate Green Globe Award and is committed to operating practices that promote sustainability and environmental protection. For more information, visit the Caribou web site at www.cariboucoffee.com.

About Joh. A. Benckiser

Joh. A. Benckiser and affiliated companies is a privately held group focused on long term investments in companies with premium brands in the Fast Moving Consumer Goods category. The Joh. A. Benckiser-group’s portfolio includes a majority stake in Coty Inc., a global leader in beauty, a majority stake in Peet’s Coffee & Tea Inc., a premier specialty coffee and tea company, a minority stake in Reckitt Benckiser Group PLC, a global leader in health, hygiene and home products and a minority investment in D.E Master Blenders 1753 N.V., an international coffee and tea company. JAB also owns Labelux, a luxury leather goods company with brands such as Jimmy Choo, Bally and Belstaff. The assets of the group are overseen by its three senior partners, Peter Harf, Bart Becht and Olivier Goudet.

About BDT Capital Partners

BDT Capital Partners provides family-owned and entrepreneurially led companies with long-term capital, solutions-based advice and access to an extensive network of world-class family businesses. Based in Chicago, BDT Capital Partners is a merchant bank structured to provide advice and capital that address the unique needs of closely held businesses. The firm has a $3 billion investment fund as well as an investor base with the ability to co-invest significant additional capital. Through its advisory business, BDT & Company works with family businesses to pursue their long-term strategic and financial objectives.

Additional Information and Where to Find It

The tender offer described in this document has not yet commenced. This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Caribou. At the time the offer is commenced, an affiliate of JAB will file a Tender Offer Statement on Schedule TO with the U.S. Securities and Exchange Commission, and Caribou will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the offer. Caribou stockholders and other investors are urged to read the tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other offer documents) and the Solicitation/Recommendation Statement because they will contain important information which should be read carefully before any decision is made with respect to the tender offer. The Offer to Purchase, the related Letter of Transmittal and certain other offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all stockholders of Caribou at no expense to them. The Tender Offer Statement and the Solicitation/Recommendation Statement will be made available for free at the Commission’s web site at www.sec.gov. Free copies of these materials and certain other offering documents will be made available by the information agent for the offer.

In addition to the Solicitation/Recommendation Statement, Caribou files annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any reports, statements or other information filed by Caribou at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. Caribou’s filings with the Commission are also available to the public from commercial document-retrieval services and at the website maintained by the Commission at www.sec.gov.

Media Contacts:

For Caribou:

Blythe Posner

Ruder Finn, Inc.

(212) 593-6306

posnerb@ruderfinn.com

For JAB:

Tom Johnson/Chuck Burgess

Abernathy MacGregor Group

tbj@abmac.com/clb@abmac.com

(212) 371-5999

For BDT Capital Partners:

Jennifer Dunne

jdunne@bdtcap.com

(312) 660-7314

Investor Contact:

Raphael Gross

(203) 682-8253

ir@cariboucoffee.com

Email for Caribou Coffee Employees and Talking Points for Meeting by Caribou Coffee CEO, Michael Tattersfield

December 17, 2012

Subject: Exciting News

Dear Caribou Team,

I have some very exciting news to share with all of you. Earlier this morning, we announced the signing of a definitive merger agreement with JAB Beech Inc. and one of its subsidiaries. This signing will result in JAB acquiring all of the outstanding shares of common stock of Caribou Coffee for $16.00 per share, or approximately a 30% premium to our last trading price. The acquisition will be in the form of an all-cash tender offer followed by a merger.

Some of you may be familiar with JAB, as they are the company that purchased Peet’s Coffee & Tea earlier this year. They are thrilled to be able to add a great brand like Caribou Coffee to their portfolio. In addition to Peet’s, JAB owns some world-class premium brands in other industries, including a majority stake in Coty Inc., a global leader in beauty, a minority stake in Reckitt Benckiser Group PLC, a global leader in health, hygiene and home products and a minority investment in D.E Master Blenders 1753 N.V., an international coffee and tea company. JAB also owns Labelux, a luxury leather goods company with brands such as Bally, Belstaff and Jimmy Choo. But that doesn’t mean I’m giving up my Chuck Taylors!

Whenever I have a chance to host investors or other potential partners, I am so proud of our Company. This pride stems from all parts of our organization including our team members, our world-class customer service, the exceptional coffeehouse beverages and food that we serve, and our state of the art roasting facility. The DNA of our brand is grounded in the hearts and minds of our people, and I believe the uniqueness of our Caribou culture has been on display for the team at JAB.

I understand that this news will generate a lot of questions for you. Along with today’s announcement, we are posting a lot of information that will help answer many of these questions. I encourage you to read the joint press release which further outlines the details and mechanics around the acquisition.

Attached to this release, we have also posted some Frequently Asked Questions. This information will answer many of the questions that you may personally have, as well as provide guidance to you on how to address any questions you may get from guests, customers or suppliers. I do want to point out that JAB does not operate the businesses they invest in. They look for good investments, and rely on management teams to operate them independently. Therefore, we will continue to operate as an independent company, with our current management team and our headquarters based in Minneapolis. While this news is exciting, in most respects our operations will remain the same and we will remain dedicated to making Caribou Coffee the community place that our guests love.

The signing of the definitive merger agreement is the first step in the process. Under the terms of the agreement, JAB will commence a tender offer promptly for all of the outstanding shares of Caribou Coffee. The tender offer is required to be held open for at least 20 business days. The closing of the tender offer is conditioned on, among other things, the tender of at least a majority of the outstanding shares of Caribou’s common stock, required regulatory approvals, and other customary closing conditions. We will continue to communicate with you at every step throughout this process.

I am struck by the timing of this announcement. Just last Friday, we were able to celebrate our 20th anniversary together. This provided us with a wonderful opportunity to look back. We were able to share a lot of laughs, as we told stories about the remarkable journey this company, and our Caribou family has been on. Today, we announce with anticipation the next chapter in our journey. One filled with tremendous opportunities to grow this great brand, with new ownership. However, while our ownership is changing, the heart and soul of our great company remains exactly the same. You!

I am confident that the merger with JAB will be successful. I want to thank you for your dedication and hard work, which has made Caribou the wonderful company it is today, making this transaction possible. We look forward to providing you with updates as things continue to progress.

Here’s to our next 20 years!

Love,

Mike

Important Additional Information

The tender offer proposed by JAB referred to in this communication has not yet commenced, and this communication is neither an offer to purchase nor a solicitation of an offer to sell securities. If and when the tender offer is commenced, (i) JAB will file with the Securities and Exchange Commission (the “SEC”) a tender offer statement and (ii) Caribou will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. These materials (and all other materials filed by Caribou Coffee with the SEC) will be available to all shareholders of Caribou Coffee at no expense to them on the SEC’s website at www.sec.gov. Free copies of the tender offer statement and related materials and the solicitation/recommendation statement, when available, may be obtained from the information agent for the tender offer.

Forward-Looking Statements

This communication contains forward-looking statements that are not historical facts and are subject to risks and uncertainties that could cause actual results to differ materially from those described. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Forward-looking statements in this communication include statements regarding the anticipated benefits of the transaction; statements regarding the anticipated timing of filings and approvals relating to the transaction; statements regarding the expected timing of the completion of the transaction; and any statements of assumptions underlying any of the foregoing. All forward-looking statements are based largely on current expectations and beliefs concerning future events, approvals and transactions that are subject to substantial risks and uncertainties. Factors that may cause or contribute to the actual results or outcomes being different from those contemplated by forward-looking statements include: risks and uncertainties associated with the tender offer, including uncertainties as to the timing of the tender offer and merger, uncertainties as to how many of Caribou’s shareholders will tender their shares in the offer, the risk that competing offers will be made, and the possibility that various closing conditions for the transaction may not be satisfied or waived. Other factors that may cause Caribou’s actual results to differ materially from those expressed or implied in the forward-looking statements are discussed in Caribou’s filings with the SEC, including in its periodic reports filed on Form 10-K and Form 10-Q with the SEC. Copies of Caribou’s filings with the SEC may be obtained at the “Investors” section of Caribou’s website at www.cariboucoffee.com. The forward-looking statements made in this communication are made only as of the date of this communication, and Caribou undertakes no obligation to update them to reflect subsequent events or circumstances.

Business Partner letter from Caribou Coffee CEO, Michael Tattersfield

December 17, 2012

Dear [Partner name],

Earlier today, we announced that Caribou Coffee has signed a definitive merger agreement with JAB Beech Inc. (“JAB”) pursuant to which a subsidiary of JAB (“Merger Sub”) will acquire all of the outstanding shares of common stock of Caribou Coffee for $16.00 per share, or approximately $340 million in aggregate, through a cash tender offer followed by a merger pursuant to which Caribou Coffee will be the surviving corporation. It is expected that JAB will promptly commence a tender offer that will remain open for at least 20 business days. You may be familiar with JAB as it is the company that purchased Peet’s Coffee & Tea earlier this year.

Although our ownership will change, we look forward to continuing our partnership with [company]. Our mission remains the same: to be a leading branded coffee company. In other words, we are committed to continuing to partner with you. I want you to know that we are committed to a seamless transition.

Over the years, we have had the pleasure of working with you. JAB is committed to investing in Caribou as a standalone business out of Minneapolis to ensure the Company continues its current highly successful track record.

In short, it will remain business as usual at Caribou, with new ownership. We will continue to update you with additional information as we move forward with JAB. Our partnership with [company] is important to us, and your satisfaction is our priority. Please feel free to contact any member of our team if you have any questions or concerns.

Best regards,

Michael Tattersfield

President and Chief Executive Officer

Caribou Coffee Company, Inc.

Important Additional Information

The tender offer proposed by JAB referred to in this communication has not yet commenced, and this communication is neither an offer to purchase nor a solicitation of an offer to sell securities. If and when the tender offer is commenced, (i) JAB will file with the Securities and Exchange Commission (the “SEC”) a tender offer statement and (ii) Caribou will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. These materials (and all other materials filed by Caribou Coffee with the SEC) will be available to all shareholders of Caribou Coffee at no expense to them on the SEC’s website at www.sec.gov. Free copies of the tender offer statement and related materials and the solicitation/recommendation statement, when available, may be obtained from the information agent for the tender offer.

Forward-Looking Statements

This communication contains forward-looking statements that are not historical facts and are subject to risks and uncertainties that could cause actual results to differ materially from those described. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Forward-looking statements in this communication include statements regarding the anticipated benefits of the transaction; statements regarding the anticipated timing of filings and approvals relating to the transaction; statements regarding the expected timing of the completion of the transaction; and any statements of assumptions underlying any of the foregoing. All forward-looking statements are based largely on current expectations and beliefs concerning future events, approvals and transactions that are subject to substantial risks and uncertainties. Factors that may cause or contribute to the actual results or outcomes being different from those contemplated by forward-looking statements include: risks and uncertainties associated with the tender offer, including uncertainties as to the timing of the tender offer and merger, uncertainties as to how many of Caribou’s shareholders will tender their shares in the offer, the risk that competing offers will be made, and the possibility that various closing conditions for the transaction may not be satisfied or waived. Other factors that may cause Caribou’s actual results to differ materially from those expressed or implied in the forward-looking statements are discussed in Caribou’s filings with the SEC, including in its periodic reports filed on Form 10-K and Form 10-Q with the SEC. Copies of Caribou’s filings with the SEC may be obtained at the “Investors” section of Caribou’s website at www.cariboucoffee.com. The forward-looking statements made in this communication are made only as of the date of this communication, and Caribou undertakes no obligation to update them to reflect subsequent events or circumstances.

Caribou Coffee Company, Inc.

FREQUENTLY ASKED QUESTIONS

Highlights of Today’s Announcement

1.	What was announced today?

Caribou and Joh. A. Benckiser Group (“JAB”) announced the execution of a definitive merger agreement by which JAB will acquire Caribou for $16.00 per share. This price represents a premium of approximately 30 percent over Caribou’s closing stock price on December 14, 2012, the last trading day prior to the announcement of the transaction.

Under the terms of the merger agreement, an affiliate of JAB will promptly commence a tender offer to acquire all of the outstanding shares of Caribou’s common stock at a price of $16.00 per share in cash. Following successful completion of the tender offer, JAB will acquire all remaining shares not tendered in the offer through a second-step merger at the same price as in the tender offer.

2.	Who is JAB?

JAB is a privately held group directed by three key principals and a handful of supporting professionals who reside in the US and Europe. JAB owns and invests in premium quality consumer brands for the long term. JAB does not operate businesses it owns or invests in. Instead, each business is operated independently by their respective management teams.

JAB’s portfolio includes a majority stake in Coty Inc., a global leader in beauty, and a minority stake in Reckitt Benckiser Group PLC, a global leader in health, hygiene and home products. It also owns Peet’s Coffee & Tea, a U.S. premier specialty coffee and tea company, Labelux, a luxury goods company with brands such as Jimmy Choo, Bally and Belstaff, and a minority investment in D.E. Master Blenders 1753, a coffee and tea company based in Amsterdam.

3.	Why is JAB interested in Caribou?

Caribou has an excellent brand and unique culture, and fits perfectly with JAB’s investment philosophy of investing in premium and unique brands in attractive growth categories like coffee. JAB is committed to investing in Caribou as a standalone business out of Minneapolis to ensure Caribou continues its current highly successful track record.

4.	How did this deal come about?

JAB identified Caribou as an attractive company and approached Caribou.

5.	What are the terms of the transaction?

Under the terms of the merger agreement, an affiliate of JAB will promptly commence a tender offer to acquire all of the outstanding shares of Caribou’s common stock at a price of $16 per share in cash. The tender offer will be open for at least 20 business days.

Following successful completion of the tender offer, JAB will acquire all remaining shares not tendered in the offer through a second-step merger at the same price as in the tender offer.

6.	When will the transaction close?

The merger will close after the satisfaction or waiver of all customary conditions.

7.	Will management tender their shares?

The transaction was unanimously approved by the independent directors of Caribou. Management of Caribou is also enthusiastic about the deal, but specific plans have not been stated. Caribou will include disclosure on this in the Schedule 14D-9 it will file with the SEC.

8.	What percentage of shareholders is needed to tender into the offer to effect the merger?

The transaction requires that holders of a majority of outstanding shares on a fully-diluted basis must tender into the offer to complete the merger. Further information is provided in Caribou’s Schedule 14D-9.

Employee FAQ’s

1.	What is happening?

Caribou today announced that it has entered into an agreement to be acquired by JAB. Caribou will continue to be run by the same management team that will be focused on the Caribou brand. JAB plans to work with Caribou’s management to identify ways to best position Caribou for future growth. JAB is committed to investing in Caribou as a standalone business out of Minneapolis to ensure Caribou continues its current highly successful track record.

2.	Who is JAB?

JAB is a privately held group directed by three key principals and little more than a handful of supporting professionals who reside in the US and Europe. JAB owns and invests in premium quality consumer brands for the long term in attractive growth categories like coffee. JAB does not operate businesses it owns or invests in. Instead, each business is operated independently by their respective management teams.

JAB’s portfolio includes a majority stake in Coty Inc., a global leader in beauty, and a minority stake in Reckitt Benckiser Group PLC, a global leader in health, hygiene and home products. They also own Peet’s Coffee & Tea, a U.S. premier specialty coffee and tea company, Labelux, a luxury goods company with brands such as Jimmy Choo, Bally and Belstaff, and a minority investment in D.E. Master Blenders 1753, a coffee and tea company based in Amsterdam.

3.	Will there be any change or disruption to day-to-day activities at Caribou?

No. It will be business as usual. We may be getting new owners, but we are as focused and dedicated to serving our guests today as we were yesterday.

4.	Will there be any change to the Caribou management team?

JAB intends to maintain Caribou’s management team.

5.	JAB also owns Peet’s Coffee and D.E. Master Blenders. What does that mean for me?

Caribou’s employees continue to work for Caribou which will operate as a separate company.

JAB is committed to investing in Caribou as a standalone business out of Minneapolis to ensure Caribou continues its current highly successful track record.

6.	Do I still work for Caribou or will I work for JAB?

Caribou’s employees will continue to work for Caribou as a separate company.

7.	What does this mean for Caribou as a company?

Once the transaction closes, instead of being a public company, Caribou will be a privately held company owned by JAB. JAB is committed to investing in Caribou as a standalone business out of Minneapolis to ensure Caribou continues its current highly successful track record.

JAB owns and invests in high-growth consumer brands with a long-term view. It does not operate the companies it owns, so Caribou, like JAB’s other companies, will continue to be operated independently.

8.	Will Caribou’s headquarters remain in Minnesota?

Yes.

9.	What does this mean for my salary and benefits?

Your salary, bonus opportunity and healthcare benefits will not change as a result of this transaction.

10.	What happens to my stock, stock options and RSA’s?

JAB is purchasing Caribou at a price of $16.00 per share. Upon completion of the transaction, all outstanding unvested stock options and RSA’s will become fully vested. Employees will then receive cash for their outstanding and unexercised options equal to the $16.00 purchase price less the exercise price of the options. They will also receive $16.00 per share for each outstanding RSA. Of course, Caribou will have to make the necessary tax withholdings.

11.	Can I tender my shares into the offer?

Yes. JAB and Caribou will be filing with the SEC tender offer materials that will be mailed to shareholders. Those material will contain instructions on how to tender shares. You should read those materials carefully.

12.	Is management tendering their shares in the offer?

The transaction was unanimously approved by the independent directors of Caribou. Management of Caribou is also enthusiastic about the deal, but specific plans have not been stated. Caribou will include disclosure on this in the Schedule 14D-9.

13.	What do I do if I get questions from the media, investors or vendors?

It’s likely that this situation will generate interest from the media and others. The SEC (Securities and Exchange Commission) has very specific communication standards related to a transaction like this, and it is critically important that Caribou follow these guidelines. As a result, if you receive any calls or requests for information from media, investors, or partners, please do not provide comment and immediately refer them to Caribou’s Media Contact: Bylthe Posner at (212) 593-6306 or posnerb@ruderfinn.com, or Caribou’s Investor Relations Contact: Raphael Gross at (203) 682-8253 or ir@cariboucoffee.com.

14.	What do I tell customers?

You can tell them, they can expect the same great Caribou experience. We may be getting new owners, but we are as focused and dedicated to serving our guests today as we were yesterday.

If you are asked any specific details about the transaction, please direct customers who inquire to the investors section on www.cariboucoffee.com for the announcement or related information.

15.	Where can I get more information?

The parties will be filing tender offer material with the SEC promptly which will contain information about the transaction. These materials (and all other materials filed by Caribou with the SEC) will be available to all shareholders of Caribou at no expense to them on the SEC’s website at www.sec.gov. Free copies of the tender offer statement and related materials and the solicitation/recommendation statement, when available, also may be obtained from JAB’s information agent.

Important Additional Information

The tender offer proposed by JAB referred to in this communication has not yet commenced, and this communication is neither an offer to purchase nor a solicitation of an offer to sell securities. If and when the tender offer is commenced, (i) JAB will file with the Securities and Exchange Commission (the “SEC”) a tender offer statement and (ii) Caribou will file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, LETTER OF TRANSMITTAL AND RELATED TENDER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT ON SCHEDULE 14D-9 CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. These materials (and all other materials filed by Caribou Coffee with the SEC) will be available to all shareholders of Caribou Coffee at no expense to them on the SEC’s website at www.sec.gov. Free copies of the tender offer statement and related materials and the solicitation/recommendation statement, when available, may be obtained from the information agent for the tender offer.

Forward-Looking Statements

This communication contains forward-looking statements that are not historical facts and are subject to risks and uncertainties that could cause actual results to differ materially from those described. All statements other than statements of historical fact are statements that could be deemed forward-looking statements. Forward-looking statements in this communication include statements regarding the anticipated benefits of the transaction; statements regarding the anticipated timing of filings and approvals relating to the transaction; statements regarding the expected timing of the completion of the transaction; and any statements of assumptions underlying any of the foregoing. All forward-looking statements are based largely on current expectations and beliefs concerning future events, approvals and transactions that are subject to substantial risks and uncertainties. Factors that may cause or contribute to the actual results or outcomes being different from those contemplated by forward-looking statements include: risks and uncertainties associated with the tender offer, including uncertainties as to the timing of the tender offer and merger, uncertainties as to how many of Caribou’s shareholders will tender their shares in the offer, the risk that competing offers will be made, and the possibility that various closing conditions for the transaction may not be satisfied or waived. Other factors that may cause Caribou’s actual results to differ materially from those expressed or implied in the forward-looking statements are discussed in Caribou’s filings with the SEC, including in its periodic reports filed on Form 10-K and Form 10-Q with the SEC. Copies of Caribou’s filings with the SEC may be obtained at the “Investors” section of Caribou’s website at www.cariboucoffee.com. The forward-looking statements made in this communication are made only as of the date of this communication, and Caribou undertakes no obligation to update them to reflect subsequent events or circumstances.